[BAKER BOTTS LLP LETTERHEAD]

March 15, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

  Re:
  Liberty Media Corporation (the "Old Liberty")
  Schedule 14A—Amendment No. 3 (File No. 001-16615)

  Liberty Media Holding Corporation ("New Liberty")
  Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of our client, New Liberty, we are electronically filing under the Securities Act of 1933, as amended (the "Securities Act"), New Liberty's Form S-4 Registration Statement (the "Registration Statement") including as a part thereof Amendment No. 3 ("Amendment No. 3" and together with the Registration Statement, the "Current Filings") to Old Liberty's preliminary proxy statement, which was originally filed on December 16, 2005 (the "Original Filing") and thereafter amended (as so amended, the "Prior Filings"), and, on behalf of our client, Old Liberty, we are electronically filing under the Securities Exchange Act of 1934, as amended, Amendment No. 3. It is our understanding that all Staff comments previously issued with respect to the Prior Filings have been resolved.

Please be advised that, at this time, Old Liberty intends to create the tracking stocks contemplated by the Prior Filings by means of a merger transaction pursuant to which New Liberty would become the new publicly-traded parent company of Old Liberty. Accordingly, the Current Filings reflect the merger transaction and related matters and do not incorporate the reclassification contemplated by certain of the Prior Filings. In addition, as Old Liberty has filed its Annual Report on Form 10-K for the year ended December 31, 2005, please note that the Current Filings include updated business information and full year 2005 historical and attributed financial information.

A filing fee in the amount of $2,354,418.35 was paid with the Original Filing and the balance of the filing fee required with respect to the Current Filings in the amount of $72,832.23 has been paid by wire transfer from Old Liberty's account at The Bank of New York to the Securities and Exchange Commission's account at the Mellon Bank in Pittsburgh. The Bank of New York was instructed to note that Old Liberty's Central Index Key (CIK) is 0001082114.

Courtesy copies in paper form of Amendment No. 3 (marked to show changes), the Registration Statement and this letter are being delivered to you and the other members of the Staff listed on the last page of this letter.

If you have any questions with respect to the foregoing or the Current Filings, please contact the undersigned at (212) 408-2503 or Robert W. Murray Jr. of this office at (212) 408-2540.

Very truly yours,

/s/ Renee L. Wilm

Renee L. Wilm

cc:
Securities and Exchange Commission
Cheryl Grant, Staff Attorney
Ivette Leon, Assistant Chief Accountant
Nasreen Mohammed, Staff Accountant

Liberty Media Corporation
Charles Y. Tanabe